4-1-02

02030335

1159329

SEC RECEIVED APR 09 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of April 2002

VERNALIS GROUP PLC
(Translation of registrant's name into English)

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Notification of Interests of Directors and Connected Persons in Shares dated 3rd April 2002 announcing the issuance to directors of options to purchase the Company's securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2002

Vernalis Group plc

By: [signature]

Richard Robinski
Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 427 833

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of director PETER WORRALL
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest N/A	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) N/A
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary N/A

7. Number of shares/amount of stock acquired —	8. Percentage of issued class —	9. Number of shares/amount of stock disposed —	10. Percentage of issued class —
11. Class of security —	12. Price per share —	13. Date of transaction —	14. Date company informed —

15. Total holding following this notification —	16. Total percentage holding of issued class following this notification —

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 02/04/02	18. Period during which or date on which exercisable 02/04/05 - 01/04/12
19. Total amount paid (if any) for grant of the option 0	20. Description of shares or debentures involved: class, number ORDINARY 10p SHARES
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 145 PENCE PER SHARE	22. Total number od shares or debentures over which options held following this notification 380,801
23. Any additional information OPTIONS GRANTED UNDER A DISCRETIONARY SHARE OPTION SCHEME	24. Name of contact and telephone number for queries RICHARD ROBINSKI

25. Name and signature of authorised company official responsible for making this notification

RICHARD ROBINSKI

Date of notification 3rd April 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 443481

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of director ROBERT MANSFIELD
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest IN RESPECT OF DIRECTOR NAMED IN NO. 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) N/A
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary N/A

7. Number of shares/amount of stock acquired —	8. Percentage of issued class —	9. Number of shares/amount of stock disposed —	10. Percentage of issued class —
11. Class of security —	12. Price per share —	13. Date of transaction —	14. Date company informed —

15. Total holding following this notification —	16. Total percentage holding of issued class following this notification —

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 02/04/02	18. Period during which or date on which exercisable 02/04/05 - 01/04/12
19. Total amount paid (if any) for grant of the option 0	20. Description of shares or debentures involved: class, number ORDINARY 10p SHARES
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 145 PENCE PER SHARE	22. Total number od shares or debentures over which options held following this notification 863,990
23. Any additional information OPTIONS GRANTED UNDER A DISCRETIONARY SHARE OPTION SCHEME	24. Name of contact and telephone number for queries RICHARD ROBINSKI (0118-989-9315)

25. Name and signature of authorised company official responsible for making this notification RICHARD ROBINSKI [signature] Date of notification 3rd April 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 739353

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of director JOHN HUTCHISON
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest IN RESPECT OF DIRECTOR NAMED IN NO. 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) N/A
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary N/A

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
/	/	/	/

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
/	/	/	/

15. Total holding following this notification	16. Total percentage holding of issued class following this notification
/	/

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 02/04/02	18. Period during which or date on which exercisable 02/04/05 - 01/04/12
19. Total amount paid (if any) for grant of the option 0	20. Description of shares or debentures involved: class, number ORDINARY 10p SHARES
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 145 PENCE PER SHARE	22. Total number od shares or debentures over which options held following this notification 220,295
23. Any additional information OPTIONS GRANTED UNDER DISCRETIONARY SHARE OPTION SCHEME	24. Name of contact and telephone number for queries RICHARD ROBINSKI (0118-989-9315)

25. Name and signature of authorised company official responsible for making this notification

RICHARD ROBINSKI [signature]

Date of notification 3rd April 20 02

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 131961

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of director COLIN DOURISH
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest IN RESPECT OF DIRECTOR NAMED IN No. 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) N/A
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary N/A

7. Number of shares/amount of stock acquired —	8. Percentage of issued class —	9. Number of shares/amount of stock disposed —	10. Percentage of issued class —
11. Class of security —	12. Price per share —	13. Date of transaction —	14. Date company informed —

15. Total holding following this notification —	16. Total percentage holding of issued class following this notification —

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 02/04/02	18. Period during which or date on which exercisable 02/04/05 – 01/04/12
19. Total amount paid (if any) for grant of the option 0	20. Description of shares or debentures involved: class, number ORDINARY 10p SHARES
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 145 PENCE PER SHARE	22. Total number od shares or debentures over which options held following this notification 243,943
23. Any additional information OPTIONS GRANTED UNDER A DISCRETIONARY SINGLE OPTION SCHEME	24. Name of contact and telephone number for queries RICHARD ROBINSKI (0118-989-9315)
25. Name and signature of authorised company official responsible for making this notification RICHARD ROBINSKI Date of notification 3rd April 2002	[signature]

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority